UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59128 / December 22, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13295

In the Matter of
 	
American Custom Components, Inc.,
ClearLogic, Inc.,
Creditgroup Com, Inc.
  (n/k/a Tradex Global Financial Services, Inc.),
Frederick Brewing Co., and
Infinicall Corp.,
 	
         Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AMERICAN CUSTOM COMPONENTS, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by American Custom Components, Inc. ("American Custom" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on November 24, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to American Custom Components, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   American Custom (CIK No. 1053322) is a defaulted Nevada corporation located in Los Angeles California with a class of securities registered with the Commission under Exchange Act Section 12. On January 21, 2000, American Custom filed a Chapter 7 petition with the United States Bankruptcy Court for the Central District of California, which was closed on April 21, 2000. As of November 18, 2008, the common stock of American Custom was quoted on the Pink Sheets (symbol ACCM).

      2.   American Custom has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended June 30, 1998.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of American Custom's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                Florence E. Harmon
                                Acting Secretary

---

[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.